

Del Monte Pacific Limited

c/o 78 Shenton Way #26-01, Singapore 079120
Telephone No: (65) 6324 6822 Facsimile No : (65) 6221 9477



31 January 2005

By Courier

SEC No. 82-5068

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Avenue, N.W.
Washington, DC 20549

Re: *Del Monte Pacific Limited*
Submission Pursuant to Rule 12g 3-2 (b)
Under the Securities Exchange Act of 1934

Gentlemen:

We are submitting the following information on behalf of Del Monte Pacific Limited in order for it to continue to maintain current information for its qualification to claim exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") available to foreign private issuers to Rule 12g3-2 (b) under the Exchange Act.

We respectfully request that this submission be duly recorded. If you have any question regarding this filing, or require additional information, please contact the undersigned at the following numbers:

Trunk Line	:	(+632) 8107501
Direct Line	:	(+632) 8481660
Fax No.	:	(+632) 8480308
E-mail	:	deguzmanrb@delmonte-phil.com
		ginnydg@info.com.ph

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to us by mail.

Thank you.

Yours sincerely,

for **REGINA SIMONA B. DE GUZMAN**
Assistant Secretary

cc: Ms. Kelly Gaston
Asia Client Services
The Bank of New York
Depositary Receipts
101 Barclay St., 22nd Floor West
New York, NY 10286

DEL MONTE PACIFIC LIMITED *SEC No. 82-5068*

SGX Announcements

MASNET NO.	*ANNOUNCEMENT NO.*	*DATE*	*PARTICULARS*
42	42	20.09.2004	Press Release - Del Monte Pacific to Acquire an Integrated Mango and Food Processing Unit in India
39	39	20.09.2004	Del Monte Pacific Adds New Group Companies
-	15	10.11.2004	Del Monte Pacific Third Quarter 2004 Management Discussion and Analysis of Unaudited Financial Condition and Results of Operations Ended 30 September 2004
-	65	10.11.2004	Del Monte Pacific Third Quarter 2004 Results
-	53	26.11.2004	Del Monte Pacific Comments on Press Report
-	76	07.12.2004	Cirio Announcement
-	73	20.01.2005	Cirio Announcement
-	105	20.01.2005	Cirio Announcement

MASNET No. 42 OF 20.09.2004
Announcement No. 42



DEL MONTE PACIFIC LIMITED

PRESS RELEASE - DEL MONTE PACIFIC TO ACQUIRE AN INTEGRATED MANGO AND FOOD PROCESSING UNIT IN INDIA

Provides an operating base for developing the Del Monte brand in the Indian sub-continent

Adds mango to pineapple and apple for global supply of processed fruit

Singapore, 20 September 2004 – Mainboard-listed Del Monte Pacific Limited ("DMPL") announced today its proposed acquisition, through its wholly-owned Indian subsidiary, Del Monte Foods India Private Limited, of an integrated mango and food processing unit ("unit") of Carritt Moran & Company Private Limited, for an aggregate value of US$1.1 million.

"Following our acquisition of Great Lakes in China in July, this move further builds upon our three-pronged strategy of harnessing the potential of the two largest agro and consumer economies in the world – China, the world's largest producer of processed apples, and India, the world's largest producer of processed mangoes – together with our base in the Philippines, which is the world's second largest producer of processed pineapples," said Chairman Tony Chew.

The three-year old facility, located near Bangalore India, was developed to international standards for the purpose of contract manufacturing for a major food company in India. It is capable of producing mango and other fruit purees for export plus a broad range of food products including juices, sauces, ketchups, jams, chutneys and pickles. Currently, it is producing gherkin pickles and other acidified vegetables on a contract basis for certain European markets. The acquired assets include land, factory, production equipment and a library of recipes.

The first step in realising the value of this acquisition will be to process mangoes and other locally-available fruits for export. The second step will be to develop the Del Monte brand in India and the Indian sub-continent, focusing on juices, sauces, processed fruits and jams.

This acquisition is not expected to have a material impact on net profit in the short to medium term.

The total consideration of US$1.1 million was based on the current book value of the unit, and this will be financed entirely by internal cash reserves. In addition, DMPL will guarantee loans of US$3 million for working capital and capital expenditure purposes.The transaction is subject to conditions of closing being met, with completion and payment expected to take place within 60 days.

For enquiries, please contact Jennifer Luy at +65 6228 9702 or jluy@delmontepacific.com.

By Order of the Board
DEL MONTE PACIFIC LIMITED

Submitted by Yvonne Choo, Company Secretary on 20/09/2004 to the SGX

MASNET No. 39 OF 20.09.2004
Announcement No. 39


Del Monte

DEL MONTE PACIFIC LIMITED

DEL MONTE PACIFIC ADDS NEW GROUP COMPANIES

Singapore, 20 September 2004 – Mainboard-listed Del Monte Pacific Limited ("DMPL") announced today the establishment of two new wholly-owned subsidiaries, DMPL India Private Limited, a Singapore special purpose vehicle company, and Del Monte Foods India Private Limited, a private limited company incorporated in Mumbai, India.

These companies have been incorporated to facilitate any investment by DMPL in India in the future.

By Order of the Board
DEL MONTE PACIFIC LIMITED

Submitted by Yvonne Choo, Company Secretary on 20/09/2004 to the SGX

Third Quarter * **Financial Statement And Dividend Announcement**

* Asterisks denote mandatory information

Name of Announcer *	DEL MONTE PACIFIC LIMITED
Company Registration No.	199902222E
Announcement submitted on behalf of	DEL MONTE PACIFIC LIMITED
Announcement is submitted with respect to *	DEL MONTE PACIFIC LIMITED
Announcement is submitted by *	YVONNE CHOO
Designation *	CORPORATE SECRETARY
Date & Time of Broadcast	10-Nov-2004 12:48:43
Announcement No.	00015

>> Announcement Details

The details of the announcement start here ...

For the Financial Period Ended *	30-09-2004

Attachments:


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Del Monte
Quality

Del Monte Pacific Limited

Management Discussion and Analysis of Unaudited Financial Condition and Results of Operations for the Third Quarter Ended 30 September 2004

CONTENTS

For enquiries, please contact:

Jennifer Luy
Del Monte Pacific Limited
Tel: (65) 6228 9702
Fax: (65) 6221 9477
HP: (65) 9824 6765
jluy@delmontepacific.com

DEL MONTE PACIFIC REPORTS STRONG 3Q RESULTS

- **3Q net profit up 34% to US$4.5m**
- **Strong operating cash flow on tighter working capital management**
- **Net cash of US$8.2m, up from net debt of US$13.5m in prior year period**
- **Nevertheless, full year results expected to be down due to lower US pricing**

Singapore, 10 November 2004 – Mainboard-listed Del Monte Pacific Limited (Bloomberg: DELM SP, Reuters: DMPL.SI) announced third quarter turnover increased by 18% to US$51 million versus the same quarter last year, while net profit grew by 34% to US$4.5 million from US$3.4 million. For the nine-month period, sales rose 5% to US$133 million while net profit declined by 4% to US$16.2 million.

Turnover growth in the quarter was driven by higher sales in Europe and the Philippines, plus consolidation for the first time of Great Lakes, the Chinese premium fruit juice producer acquired in July. European growth reflected continued strong sales of pineapple juice concentrate while Philippine growth partially reflected a low year-ago base. Meanwhile, the US remained weak primarily due to lower pricing.

In terms of product categories, beverage turnover rose 47% to US$16.4 million driven by strong volume and prices for pineapple juice concentrate. Processed products, which contributed 62% of sales, posted a 13% growth to US$31.3 million in the third quarter. Meanwhile, non-processed products, accounting for 6% of turnover, were down 24% as a result of soft fresh pineapple prices and weak cattle volume.

Despite lower pricing in the US and higher costs, strong volume and pricing in Europe and the Philippines, together with favourable currency impact improved third quarter gross margin by 3%.

The Group generated operating cash flow of US$5 million, up from US$0.8 million in the prior year quarter. Inventories at end-September were down 28% versus the same period last year due to lower stock of finished goods and packaging materials. Trade debtors declined by 25% due to higher sales to customers with shorter credit terms and lower fresh fruit and cattle sales.

The Group strengthened its net cash position to US$8.2 million from a net debt of US$13.5 million as at 30 September 2003, due to better working capital management and lower capital expenditure.

As stated at the time of acquisition, Great Lakes is not expected to have a material impact on the Group net profit in the short-to-medium term. For the quarter, Great Lakes generated US$2.1 million in sales but no contribution to the Group PBIT. Initial efforts have been focused on strengthening financial controls, equipping the Tianjin factory for the export market and initiating marketing programs to develop exports and to counter aggressive competition in the local market.

Notwithstanding the strong third quarter performance of the Group, fourth quarter results are expected to be lower compared to the same quarter last year. The biggest factor will be continued low pricing in the US that began earlier in the year. In addition, product mix in Europe is expected to be less favourable, product and packaging costs will be higher, and delayed marketing expenses will be spent. Finally, the highly positive currency effects seen in the third quarter are expected to be muted.

Based on these factors, and in line with our first half announcement on August 5th, full year 2004 performance is forecast to be lower than that in 2003, and adverse operating conditions are expected to persist into next year. Management is actively working on programs to address these issues and to mitigate their future financial impact.

FINANCIAL HIGHLIGHTS – THIRD QUARTER 2004

Amounts in US$'000 unless otherwise stated[1]	For the three months ended 30 September		YoY Change	For the nine months ended 30 September		YoY Change
	2004	**2003**	**(%)**	**2004**	**2003**	**(%)**
Turnover[2]	**50,657**	42,803	18.3	**133,157**	126,800	5.0
Gross profit[2]	**12,672**	9,397	34.9	**34,722**	33,997	2.1
Gross profit margin (%)	***25.0***	*22.0*	*3.0 ppt*	***26.1***	*26.8*	*(0.7 ppt)*
EBITDA	**6,822**	5,700	19.7	**23,877**	22,583	5.7
EBITDA margin (%)	***13.5***	*13.3*	*0.2 ppt*	***17.9***	*17.8*	*0.1 ppt*
PBIT	**5,074**	3,981	27.5	**19,353**	18,255	6.0
PBIT margin (%)	***10.0***	*9.3*	*0.7 ppt*	***14.5***	*14.4*	*0.1 ppt*
Net profit	**4,545**	3,399	33.7	**16,173**	16,805	(3.8)
Net profit margin (%)	**9.0**	7.9	1.1 ppt	**12.1**	*13.3*	*(1.2 ppt)*
EPS (US cents)	**0.42**	0.32	33.7	**1.51**	1.57	(3.8)
Net cash/(debt)	**8,239**	(13,534)	n/m	**8,239**	(13,534)	n/m
Cash flow from operations	**4,995**	839	n/m	**17,225**	1,400	n/m
Capital expenditure	**810**	569	42.4	**1,915**	5,234	(63.4)
Dividend per share (US cents)	**-**	-	-	**0.54**	0.41	31.7

[1] *The Company's reporting currency is US dollars. See Notes to the Financial Statements number 1 for the Singapore-dollar equivalent table.*

[2] *Turnover and gross profit for the prior periods were restated due to a change in definition of mass displays and reclassification of certain depreciation items between cost of sales and operating expenses to conform to current reporting standards. Mass displays were previously treated as indirect promotions and classified under advertising and promotions. These are currently treated as direct promotions and netted out of turnover.*

Great Lakes' results were consolidated effective July 2004

n/m – not meaningful

REVIEW OF OPERATING PERFORMANCE FOR THIRD QUARTER 2004

Group turnover for the third quarter increased by 18% to US$50.7 million from US$42.8 million mainly due to higher volume of processed products and beverages, which included the results of Great Lakes. Great Lakes contributed US$2.1 million or 4% to total turnover. Excluding Great Lakes, the Group's third quarter turnover would still be higher by 13%. Europe and the Philippines were particularly strong.

The Group's gross profit margin improved by 3 percentage points to 25% from 22% as lower US pricing and cost increases were more than offset by strong volume and pricing in Europe and the Philippines combined with the favourable Peso depreciation. The Peso/US$ rate weakened by 4.6% to an average of 56.1 versus 53.6 in the prior year quarter. As the Company's proportion of US-dollar denominated sales to total is higher than the proportion of its US-dollar denominated costs, the Company is a net beneficiary of a depreciating Peso.

PBIT rose 28% to US$5.1 million from US$4 million largely due to higher volume and better gross margin, partially offset by higher other operating expenses.

Net profit for the third quarter grew by 34% to US$4.5 million from US$3.4 million due to higher PBIT and lower net financial expenses, partially offset by higher taxes.

The core products - processed products and beverages - which accounted for 94% of total turnover in the third quarter, improved by 23% on the back of a 24% volume growth. Mixed fruits and beverages were the main category drivers. Pineapple juice concentrate pricing was up across all markets, most notably in Europe, but this was negated by lower pineapple solids pricing in both Europe and North America.

Non-processed products - mainly the non-core cattle business and fresh pineapples sold only in Asia - which accounted for 6% of total turnover in the third quarter, dropped by 24% due to a 35% fall in fresh pineapple prices and a 39% decline in cattle volume.

Asia contributed 61% of Group turnover. Turnover in Asia grew by 25% on the back of higher processed products and beverage sales, partly offset by the decline in the non-processed segment. The Philippines and the rest of Asia posted healthy volume growth.

PBIT for Asia improved by 61% due to higher volume and delayed marketing spending in the Philippines. Great Lakes had no contribution to the Group PBIT.

Turnover for Europe/North America, which accounted for 39% of total turnover, grew by 9%. The strong sales in Europe, led by pineapple solids and pineapple juice concentrate, were partly offset by lower sales in North America.

PBIT for Europe/North America was marginally lower by 2% at US$2.1 million due to lower pricing in North America and higher product costs.

For the nine-month period, Group turnover increased by 5% to US$133.2 million due to volume. Gross profit margin slightly declined to 26.1% from 26.8% due to lower pricing of processed products and higher product costs. PBIT was higher by 6% at US$19.4 million compared to the same period last year.

The core product turnover for the nine-month period increased by 8% on the back of an 11% rise in volume offset by a 2% decline in pricing. Non-core product turnover declined by 27% due to a 29% drop in fresh pineapple prices and 41% fall in cattle volume.

Sales in Asia for the nine-month period were US$84.6 million, 6% higher than the same period last year. However, PBIT increased by 28% to US$12.8 million due to the higher turnover and delayed marketing expenses in the Philippine market.

Sales in Europe/North America for the nine-month period grew by 4% to US$48.6 million. The strong sales in Europe were offset by lower sales in North America due to weak pricing. PBIT fell 21% to US$6.6 million versus US$8.2 million in the same period last year primarily due to lower pricing in North America and higher product costs.

Operating cash flow for the third quarter increased to US$5 million from US$0.8 million in the prior year quarter. For the nine-month period, it was US$17.2 million versus US$1.4 million last year. Inventories at the end of September were lower by 28% compared to the same period last year due to lower stock of finished goods and packaging materials. Trade debtors decreased by 25% due to higher sales to customers with shorter credit terms, lower fresh fruit and cattle sales.

The Group reported a healthy net cash position of US$8.2 million versus a net debt of US$13.5 million as of 30 September 2003 due to better working capital management and 63% lower capital expenditure for the nine-month period.

VARIANCE FROM PROSPECT STATEMENT

During the first half 2004 results announcement, the Group indicated that it anticipates its full year 2004 performance to be lower than that in 2003. The nine-month results were in line with this statement.

BUSINESS OUTLOOK

Notwithstanding the strong third quarter performance of the Group, fourth quarter results are expected to be lower compared to the same quarter last year. The biggest factor will be continued low pricing in the US that began earlier in the year. In addition, product mix in Europe is expected to be less favourable, product and packaging costs will be higher, and delayed marketing expenses will be spent. Finally, the highly positive currency effects seen in the third quarter are expected to be muted.

Based on these factors, and in line with our first half announcement on August 5th, full year 2004 performance is forecast to be lower than that in 2003, and adverse operating conditions are expected to persist into next year. Management is actively working on programs to address these issues and to mitigate their future financial impact.

REVIEW OF TURNOVER AND PBIT

1. By geographical segments

In US$'000	Turnover			PBIT		
	For the three months ended 30 Sep		YoY Change	For the three months ended 30 Sep		YoY Change
	2004	2003[1]	(%)	2004	2003[2]	(%)
Asia	**31,079**	24,836	25.1	**3,011**	1,867	61.3
Europe/North America	**19,578**	17,967	9.0	**2,063**	2,114	(2.4)
Total	**50,657**	42,803	18.3	**5,074**	3,981	27.5

In US$'000	Turnover			PBIT		
	For the nine months ended 30 Sep		YoY Change	For the nine months ended 30 Sep		YoY Change
	2004	2003[1]	(%)	2004	2003[2]	(%)
Asia	**84,578**	79,893	5.9	**12,803**	10,011	27.9
Europe/North America	**48,579**	46,907	3.6	**6,550**	8,244	(20.5)
Total	**133,157**	126,800	5.0	**19,353**	18,255	6.0

[1]Prior periods' turnover was restated due to a change in definition of mass displays
[2]Prior periods' PBIT was restated due to reclassification of certain depreciation items between cost of sales and operating expenses to conform to current reporting standards.

See Notes to the Financial Statements number 5 for more details.

Asia

Turnover in Asia, accounting for 61% of Group turnover, grew by 25% to US$31.1 million from US$24.8 million due to higher volume in the Philippines and the rest of Asia, and the consolidation of Great Lakes in July. Without Great Lakes, turnover in Asia would still have grown by 17%.

The Philippines improved by 18% on the back of a 15% volume increase and a 2% price rise. In local currency terms, turnover in the Philippines increased by a higher 22% given the 4.6% depreciation of the Peso. All categories enjoyed volume and price growth with the tomato segment as the major driver, largely due to the low base effect from the prior year quarter wherein the trade loaded in June 2003 ahead of a price increase.

PBIT for Asia increased by 61% to US$3 million from US$1.9 million due to higher volume and delayed marketing spending in the Philippine market. Great Lakes had no contribution to the Group PBIT.

For the nine-month period, turnover in Asia increased by 6% to US$84.6 million mainly due to volume, while PBIT grew by 28% to US$12.8 million from US$10 million. The delayed marketing expenses in the Philippines offset higher operating expenses.

Europe/North America

Turnover in Europe/North America, comprising 39% of Group turnover, grew by 9% to US$19.6 million from US$18 million. Sales in Europe were strong, led by pineapple solids and pineapple juice concentrate, but was partly offset by lower sales in North America on lower volume and prices.

PBIT for Europe/North America decreased slightly by 2% to US$2.1 million due to lower pricing in North America and higher product costs.

For the nine-month period, turnover grew by 4% to US$48.6 million while PBIT fell 21% to US$6.6 million versus US$8.2 million in the same period last year primarily due to lower pricing in North America and higher product costs.

2. By business segments

In US$'000	**Turnover**			**PBIT**		
	For the three months ended 30 Sep		**YoY Change**	**For the three months ended 30 Sep**		**YoY Change**
	2004	**2003[1]**	**(%)**	**2004**	**2003[2]**	**(%)**
Processed Products	**31,274**	27,778	12.6	**2,398**	2,065	16.1
Beverages	**16,447**	11,159	47.4	**2,882**	1,647	75.0
Non-processed Products	**2,936**	3,866	(24.1)	**(206)**	269	n/m
Total	**50,657**	42,803	18.3	**5,074**	3,981	27.5

In US$'000	**Turnover**			**PBIT**		
	For the nine months ended 30 Sep		**YoY Change**	**For the nine months ended 30 Sep**		**YoY Change**
	2004	**2003[1]**	**(%)**	**2004**	**2003[2]**	**(%)**
Processed Products	**86,644**	85,487	1.4	**11,316**	12,423	(8.9)
Beverages	**38,763**	30,763	26.0	**8,007**	5,171	54.8
Non-processed Products	**7,750**	10,550	(26.5)	**30**	661	(95.5)
Total	**133,157**	126,800	5.0	**19,353**	18,255	6.0

[1]*Prior periods' turnover was restated due to a change in definition of mass displays*
[2]*Prior periods' PBIT was restated due to reclassification of certain depreciation items between cost of sales and operating expenses to conform to current reporting standards.*

See Notes to the Financial Statements number 5 for more details.

n/m – not meaningful

Processed Products

Processed products, the largest product category, contributed 62% of Group turnover in the third quarter. This segment comprises of processed fruits (pineapple solids and tropical mixed fruits), tomato-based and other processed products such as pasta and condiments.

Turnover of processed products grew by 13% to US$31.3 million from US$27.8 million due to a 22% increase in volume which was slightly offset by an 8% decline in prices. The main drivers for the turnover growth were the mixed fruits and tomato segments. However, improved pricing and volume in Asia was negated by weak pricing and volume in North America.

PBIT for processed products increased by 16% to US$2.4 million from US$2.1 million.

For the nine-month period, turnover rose slightly by 1% to US$86.6 million from US$85.5 million while PBIT fell 9% to US$11.3 million from US$12.4 million due primarily to lower pricing in North America.

Beverages
Beverages, accounting for 32% of Group turnover, consist of juices, juice drinks and pineapple juice concentrate.

This segment posted the highest growth with turnover up 47% to US$16.4 million from US$11.2 million on the back of 28% and 15% volume and price increases largely driven by pineapple juice concentrate. Moreover, Great Lakes contributed US$2.1 million. Without it, this segment would still have grown by 28% on the back of the 13% volume and 13% price increase.

As a result of these favourable factors, PBIT for this segment improved by 75% to US$2.9 million from US$1.6 million.

For the nine-month period, turnover increased by 26% to US$38.8 million and PBIT improved by 55% to US$8 million largely driven by strong pineapple juice concentrate sales.

Non-processed Products
Accounting for 6% of Group turnover, non-processed products consist mainly of the non-core cattle business and fresh pineapples, both sold only in Asia. The cattle operation is used for the disposal of pineapple pulp.

Turnover for this segment declined by 24% to US$2.9 million from US$3.9 million as a result of a 35% drop in fresh pineapple prices and a 39% decline in cattle volume.

This segment posted a loss before interest and tax of US$0.2 million from a PBIT of US$0.3 million primarily due to weak cattle sales and an unfavourable IAS 41 adjustment due to fluctuation in cattle prices.

For the nine-month period, turnover dropped by 27% to US$7.8 million while PBIT fell 96% to US$0.03 million.

REVIEW OF COST OF GOODS SOLD AND OPERATING EXPENSES

% of Turnover	For the three months ended 30 Sep		For the nine months ended 30 Sep	
	2004	2003*	2004	2003*
Cost of Goods Sold	**75.0**	78.0	**73.9**	73.2
Distribution & Selling Expenses	**7.1**	7.4	**6.3**	7.7
Other Operating Expenses	**5.7**	2.7	**3.4**	2.8

*Restated due to a change in classification of certain depreciation items from cost of sales to other operating expenses

Cost of Goods Sold

In the third quarter and nine-month period, costs increased as a result of higher raw material, tinplate, fuel and power costs. However, strong sales in Europe and the Philippines plus the favourable impact of the Peso depreciation offset these cost increases. The Group's third quarter cost of goods sold as a percentage of turnover decreased to 75% from 78% in the prior year quarter. For the nine-month period, it rose to 73.9% from 73.2%.

Distribution & Selling Expenses

Distribution & selling expenses as a percentage of turnover decreased for the third quarter and nine-month period due to delayed marketing spending in the Philippine market.

Other Operating Expenses

Other operating expenses as a percentage of turnover increased for the third quarter and nine-month period due to an unfavourable IAS 41 adjustment and higher inventory provisions.

As shown below, IAS 41 adjustment for the quarter was a loss of US$0.5 million versus a gain of US$0.2 million in the same quarter last year. IAS 41 requires the Company to revalue biological assets at fair value less point-of-sale costs. The relatively large fluctuations in cattle prices can significantly affect the carrying value of this asset and thus impact the income statement.

In US$'000	For the three months ended 30 Sep		YoY Change	For the nine months ended 30 Sep		YoY Change
	2004	2003	(%)	2004	2003	(%)
Other operating expenses (before IAS 41)	**2,355**	1,384	70.2	**4,148**	3,806	9.0
Changes in fair value of livestock and harvested pineapples that remain unsold as at the end of the period	**537**	(248)	n/m	**395**	(315)	n/m
Other operating expenses (after IAS 41)	**2,892**	1,136	154.6	**4,543**	3,491	30.1

REVIEW OF GROUP ASSETS AND LIABILITIES

Extract of Accounts with Significant Variances US$'000	As at 30 Sep 2004	30 Sep 2003	31 Dec 2003
Intangible assets	**15,289**	9,392	9,316
Inventories	**40,115**	55,350	41,529
Biological assets	**37,508**	37,339	34,234
Trade debtors	**12,754**	17,064	20,672
Other debtors, deposits and prepayments	**8,156**	7,078	6,806
Due from affiliated companies (trade)	**6,528**	3,237	3,825
Other creditors and accruals	**(15,328)**	(12,419)	(16,579)

Intangible assets
Intangible assets increased compared to the same quarter last year and year-end 2003 due to the goodwill of US$6.2 million in relation to the acquisition of Great Lakes.

Inventories
Inventories decreased compared to the same quarter last year and year-end 2003 due to lower stock of finished goods on the back of higher sales, and lower stock of packaging materials.

Biological assets
Biological assets consist of deferred growing crops and livestock. Biological assets increased compared to the same quarter last year due to an increase in planted area and lower tonnage harvested. Biological assets were higher than year-end 2003 because of higher livestock and higher deferred growing crop costs brought about by land preparation and lower tonnage harvested.

Trade debtors
Trade debtors decreased compared to the same quarter last year due to higher sales to customers with shorter credit terms, lower fresh fruit and cattle sales. Trade debtors are generally higher at year-end due to stronger sales in the fourth quarter.

Other debtors, deposits and prepayments
Other debtors, deposits and prepayments increased compared to the same quarter last year and year-end 2003 due to the acquisition of Great Lakes and prepayments for the proposed acquisition of an integrated mango and food processing unit in India. It also increased versus year-end 2003 due to prepayments which will be reduced by year-end once expensed.

Due from affiliated companies (trade)
Due from affiliated companies increased significantly compared to the same quarter last year and year-end 2003 due to higher sales to Europe. With the acquisition of Del Monte Foods Europe by Fresh Del Monte Produce Inc. from the Cirio group on 1 October 2004, any receivables from sales to Europe will be combined in the trade debtors' account in the future.

Other creditors and accruals
Other creditors and accruals were higher versus the same quarter last year due to the consolidation of Great Lakes' liabilities. It decreased compared to year-end 2003 mainly due to lower accruals and timing of payments to suppliers.

SHARE CAPITAL

Ordinary shares issued and fully paid-up share capital	As at 30 Sep 2004	2003	As at 31 Dec 2003
Number of shares	**1,074,453,194**	1,072,039,194	1,072,079,194
Share capital (US$'000)	**10,744**	10,720	10,721

A total of 2,374,000 options were exercised for the nine month ended 30 September 2004 (24,000 in the third quarter) and new shares were issued as a result thereof. As at 30 September 2004, the total number of outstanding share options was 16,208,694 (31 December 2003: 19,545,265). A total of 962,571 options lapsed since 31 December 2003.

CASH FLOW AND LIQUIDITY

Cash flow in US$'000	
Net cash as at 30 June 2004	17,134
Net cash from operating activities	4,992
Capital expenditure	(810)
Proceeds from disposal of fixed assets	165
Great Lakes acquisition	(7,355)
Dividend payment	(5,802)
Proceeds from exercise of share options	6
Effect of exchange rate changes	(91)
Net cash as at 30 September 2004	8,239

Liquidity in US$'000	30 September 2004	30 September 2003	31 Dec 2003
Gross borrowings	**12,872**	36,529	31,276
Current	**12,872**	36,529	31,276
Secured	-	-	-
Unsecured	**12,872**	36,529	31,276
Non-current	-	-	-
Secured	-	-	-
Unsecured	-	-	-
Less: Cash and bank balances	**21,111**	22,995	50,510
Net cash (debt)	**8,239**	(13,534)	19,234

The Group's net cash (cash and bank balances less borrowings) amounted to US$8.2 million as at 30 September 2004, compared to a net debt of US$13.5 million as at 30 September 2003 due to better working capital management and lower capital expenditure for the nine-month period. The Group's net cash as at 30 September 2004 decreased compared to year-end 2003 partly due to payment of the interim and final dividends, purchase of Great Lakes and various capital expenditure.

CAPITAL EXPENDITURE

In the third quarter of 2004, capital expenditure increased by 42% to US$0.8 million from US$0.6 million in the same quarter last year. These included upgrades of cannery equipment, electrical improvements, reconditioning of plantation equipment, new computer software and hardware, and service vehicles.

In US$'000	For the three months ended 30 September	
	2004	2003
Capex	**810**	569
Depreciation	**1,467**	1,255

DIVIDENDS

No dividends were declared for this quarter and corresponding prior year quarter.

DEL MONTE PACIFIC LIMITED
UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNTS

Amounts in US$'000	**For the three months ended 30 Sep**			**For the nine months ended 30 Sep**		
	2004	**2003**	**%**	**2004**	**2003**	**%**
Turnover	**50,657**	42,803	18.3	**133,157**	126,800	5.0
Cost of sales	**(37,985)**	(33,406)	13.7	**(98,435)**	(92,803)	6.1
Gross profit	**12,672**	9,397	34.9	**34,722**	33,997	2.1
Distribution and selling expenses	**(3,602)**	(3,167)	13.7	**(8,354)**	(9,742)	(14.2)
General and administration expenses	**(899)**	(725)	24.0	**(2,259)**	(2,144)	5.4
Other operating expenses	**(2,892)**	(1,136)	154.6	**(4,543)**	(3,491)	30.1
Profit from operations	**5,279**	4,369	20.8	**19,566**	18,620	5.1
Financial income	**214**	90	137.8	**622**	695	(10.5)
Financial expense	**(680)**	(972)	(30.0)	**(2,270)**	(1,746)	30.0
Profit before taxation	**4,813**	3,487	38.0	**17,918**	17,569	2.0
Taxation	**(272)**	(88)	209.1	**(1,749)**	(764)	128.9
Profit after taxation	**4,541**	3,399	33.6	**16,169**	16,805	(3.8)
Minority interests	**4**	-	n/m	**4**	-	n/m
Net profit attributable to shareholders	**4,545**	3,399	33.7	**16,173**	16,805	(3.8)
Notes:						
Depreciation and amortisation	**(1,543)**	(1,331)	15.9	**(4,311)**	(3,963)	8.8
Financial income comprise the following:						
Interest income	**214**	90	137.8	**622**	695	(10.5)
	214	90	137.8	**622**	695	(10.5)
Financial expense comprise the following:						
Interest expense	**(475)**	(584)	(18.7)	**(2,057)**	(1,381)	49.0
Foreign exchange loss	**(205)**	(388)	(47.2)	**(213)**	(365)	(41.6)
	(680)	(972)	(30.0)	**(2,270)**	(1,746)	30.0

Earnings per ordinary share in US cents	**For the three months ended 30 Sep**		**For the nine months ended 30 Sep**	
	2004	**2003**	**2004**	**2003**
Earnings per ordinary share based on net profit attributable to shareholders:				
(i) Based on existing issued share capital	**0.42**	0.32	**1.51**	1.57
(ii) On a fully diluted basis	**0.42**	0.32	**1.51**	1.57

DEL MONTE PACIFIC LIMITED
BALANCE SHEETS

Amounts in US$'000	Group			Company		
	30 Sep 2004 Unaudited	30 Sep 2003 Unaudited	31 Dec 2003 Audited	30 Sep 2004 Unaudited	30 Sep 2003 Unaudited	31 Dec 2003 Audited
EQUITY						
Share capital	**10,744**	10,720	10,721	**10,744**	10,720	10,721
Share premium	**66,601**	65,926	65,936	**66,740**	66,065	66,075
Translation reserves	**(68,448)**	(66,924)	(67,665)	**-**	-	-
Revenue reserves	**136,914**	126,899	140,291	**(7,736)**	1,767	676
Total equity	**145,811**	136,621	149,283	**69,748**	78,552	77,472
Minority interests	**40**	-	-	**-**	-	-
	145,851	136,621	149,283	**69,748**	78,552	77,472
ASSETS LESS LIABILITIES						
Fixed assets	**47,288**	48,397	48,719	**-**	-	-
Subsidiaries	**-**	-	-	**16,707**	10,149	10,149
Intangible assets	**15,289**	9,392	9,316	**-**	-	-
Other assets	**8,597**	8,221	6,033	**2**	-	-
Current assets						
Inventories	**40,115**	55,350	41,529	**-**	-	-
Biological assets *	**37,508**	37,339	34,234	**-**	-	-
Trade debtors	**12,754**	17,064	20,672	**-**	-	-
Other debtors, deposits and prepayments	**8,156**	7,078	6,806	**92**	132	-
Due from subsidiaries (non-trade)	**-**	-	-	**81,210**	80,357	80,139
Due from affiliated companies (trade)	**6,528**	3,237	3,825	**-**	-	-
Short-term deposits	**19,475**	22,639	46,030	**-**	-	-
Cash and bank balances	**1,636**	356	4,480	**13**	5	6
	126,172	143,063	157,576	**81,315**	80,494	80,145

* Biological assets consist of deferred growing crops and livestock.

DEL MONTE PACIFIC LIMITED
BALANCE SHEETS (CONTINUED)

Amounts in US$'000	Group			Company		
	30 Sep 2004 Unaudited	30 Sep 2003 Unaudited	31 Dec 2003 Audited	30 Sep 2004 Unaudited	30 Sep 2003 Unaudited	31 Dec 2003 Audited
Current liabilities						
Trade creditors	**7,834**	7,852	8,827	**-**	-	-
Other creditors and accruals	**15,328**	12,419	16,579	**47**	103	467
Due to subsidiaries (non-trade)	**-**	-	-	**28,229**	11,988	12,355
Short-term borrowings (unsecured)	**12,872**	36,529	31,276	**-**	-	-
Provision for taxation	**29**	228	732	**-**	-	-
	36,063	57,028	57,414	**28,276**	12,091	12,822
Net current assets	**90,109**	86,035	100,162	**53,039**	68,403	67,323
Non-current liabilities						
Due to an affiliated company (non-trade)	**(7,681)**	(7,462)	(7,497)	**-**	-	-
Deferred tax liabilities	**(7,751)**	(7,962)	(7,450)	**-**	-	-
Net assets	**145,851**	136,621	149,283	**69,748**	78,552	77,472

Net asset value per ordinary share in US cents	Group		Company	
	30 Sep 2004 Unaudited	31 Dec 2003 Audited	30 Sep 2004 Unaudited	31 Dec 2003 Audited
Net asset value per ordinary share	**13.57**	13.93	**6.49**	7.23

DEL MONTE PACIFIC LIMITED
UNAUDITED STATEMENTS OF CHANGES IN EQUITY

THE GROUP

Amounts in US$'000	Share capital	Share premium	Translation reserves	Revenue reserves	Total
As at 1 January 2003	10,716	65,815	(64,360)	131,207	143,378
As at 1 July 2003	10,716	65,815	(64,867)	127,895	139,559
Currency translation differences not recognised in the profit and loss statement	-	-	(2,057)	-	(2,057)
Shares issued under share option plan	4	111	-	-	115
Net profit attributable to shareholders	-	-	-	3,399	3,399
Dividends	-	-	-	(4,395)	(4,395)
As at 30 September 2003	10,720	65,926	(66,924)	126,899	136,621
As at 1 January 2004	10,721	65,936	(67,665)	140,291	149,283
As at 1 July 2004	10,744	66,595	(68,304)	138,171	147,206
Currency translation differences not recognised in the profit and loss statement	-	-	(144)	-	(144)
Shares issued under share option plan	-	6	-	-	6
Net profit attributable to shareholders	-	-	-	4,545	4,545
Dividends	-	-	-	(5,802)	(5,802)
As at 30 September 2004	10,744	66,601	(68,448)	136,914	145,811

THE COMPANY

Amounts in US$'000	Share capital	Share Premium	Revenue Reserves	Total
As at 1 January 2003	10,716	65,954	524	77,194
As at 1 July 2003	10,716	65,954	16	76,686
Shares issued under share option plan	4	111	-	115
Net profit attributable to shareholders	-	-	6,146	6,146
Dividends	-	-	(4,395)	(4,395)
As at 30 September 2003	10,720	66,065	1,767	78,552
As at 1 January 2004	10,721	66,075	676	77,472
As at 1 July 2004	10,744	66,734	(1,446)	76,032
Shares issued under share option plan	-	6	-	6
Net loss attributable to shareholders	-	-	(488)	(488)
Dividends	-	-	(5,802)	(5,802)
As at 30 September 2004	10,744	66,740	(7,736)	69,748

DEL MONTE PACIFIC LIMITED
UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

Amounts in US$'000	For the three months ended 30 Sep		For the nine months ended 30 Sep	
	2004	**2003**	**2004**	**2003**
Cash flows from operating activities				
Net Profit attributable to shareholders	**4,545**	3,399	**16,173**	16,805
Adjustments for:				
Depreciation and amortisation	**1,543**	1,331	**4,311**	3,963
Provision for asset impairment	**(4)**	-	**(11)**	-
Provision for inventory obsolescence	**1,068**	213	**1,899**	213
Provision for doubtful debts	**227**	133	**301**	152
Provision for (write back) deferred income tax	**67**	(344)	**392**	(24)
Gain on disposal of fixed assets	**(46)**	(6)	**(125)**	(27)
Minority interests	**(4)**	-	**(4)**	-
Operating profit before working capital changes	**7,396**	4,726	**22,936**	21,082
Decrease (increase) in:				
Other assets	**(581)**	(171)	**(2,564)**	(2,870)
Inventories	**4,177**	(1,124)	**269**	(14,353)
Biological assets	**(2,103)**	(436)	**(3,274)**	(645)
Trade debtors	**(1,102)**	(3,326)	**9,240**	2,373
Other debtors, deposits and prepayments	**(830)**	1,581	**(1,076)**	(1,442)
Increase (decrease) in:				
Trade creditors, other creditors and accruals	**(609)**	(266)	**(5,087)**	(4,736)
Due from (to) affiliated companies (trade and non-trade)	**(992)**	(321)	**(2,519)**	2,902
Provision for taxation	**(364)**	176	**(703)**	(911)
Net cash from operating activities	**4,992**	839	**17,222**	1,400
Cash flows from investing activities				
Proceeds from disposal of fixed assets	**165**	15	**248**	39
Purchase of fixed assets	**(810)**	(569)	**(1,915)**	(5,234)
Acquisition of subsidiary companies, net of debt (note c)	**(7,355)**	-	**(7,355)**	-
Net cash used in investing activities	**(8,000)**	(554)	**(9,022)**	(5,195)
Cash flows from financing activities				
Short-term borrowings	**(17,205)**	7,762	**(18,404)**	21,297
Proceeds from exercise of stock options	**6**	115	**688**	115
Dividends paid	**(5,802)**	(4,395)	**(19,550)**	(21,113)
Net cash provided (used) in financing activities	**(23,001)**	3,482	**(37,266)**	299
Effect of exchange rate changes on cash and cash equivalents	**(91)**	(1,163)	**(333)**	(1,346)
Net decrease in cash and cash equivalents	**(26,100)**	2,604	**(29,399)**	(4,842)
Cash and cash equivalents, beginning of period	**47,211**	20,391	**50,510**	27,837
Cash and cash equivalents, end of period	**21,111**	22,995	**21,111**	22,995

DEL MONTE PACIFIC LIMITED
UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

Supplemental Disclosures of Cash Flow Information

Amounts in US$'000	**For the three months ended 30 Sep**		**For the nine months ended 30 Sep**	
	2004	**2003**	**2004**	**2003**
(a) Cash paid (received) during the year, included in operating activities				
Interest expenses	**409**	452	**1,901**	1,041
Interest income	**(214)**	(87)	**(582)**	(651)
Income taxes	**562**	228	**2,043**	1,655
(b) Analysis of the balances of cash and cash equivalents				
Cash and bank balances	**1,636**	356	**1,636**	356
Short-term deposits	**19,475**	22,639	**19,475**	22,639
	21,111	22,995	**21,111**	22,995

(c) Acquisition of a subsidiary company

The acquisition of a subsidiary company has been shown in the consolidated statement of cash flows as a single item. The effect on the individual assets and liabilities at the date of acquisition is set out below:

Intangible assets	2
Fixed assets	1,427
Inventories	729
Trade debtors	1,610
Other debtors, deposits and prepayments	274
Cash and bank balances	697
Trade creditors	(1,489)
Other creditors and accruals	(1,354)
Short-term borrowings	(1,494)
Minority interests	(44)
Net assets acquired	358
Goodwill arising on consolidation	6,200
Total consideration (including acquisition related cost)	6,558
Add: Net debt of subsidiary company	797
Cash outflow on acquisition, net of debt	**7,355**

NOTES TO THE FINANCIAL STATEMENTS

1. FINANCIAL HIGHLIGHTS IN SINGAPORE DOLLARS

Amounts in S$'000 unless otherwise stated	**For the three months ended 30 Sep**		**YoY Change**	**For the nine months ended 30 Sep**		**YoY Change**
	2004	**2003**	**(%)**	**2004**	**2003**	**(%)**
Turnover	**87,130**	74,905	16.3	**226,367**	221,900	2.0
Gross profit	**21,796**	16,445	32.5	**59,027**	59,495	(0.8)
Gross profit margin (%)	***25.0***	*22.0*	*3.0 ppt*	***26.1***	*26.8*	*(0.7 ppt)*
EBITDA	**11,734**	9,975	17.6	**40,591**	39,520	2.7
EBITDA margin (%)	***13.5***	*13.3*	*0.2 ppt*	***17.9***	*17.8*	*0.1 ppt*
PBIT	**8,727**	6,967	25.3	**32,900**	31,946	3.0
PBIT margin (%)	***10.0***	*9.3*	*0.7 ppt*	***14.5***	*14.4*	*0.1 ppt*
Net profit	**7,817**	5,948	31.4	**27,494**	29,409	(6.5)
Net profit margin (%)	***9.0***	*7.9*	*1.1 ppt*	***12.1***	*13.3*	*(1.2 ppt)*
EPS (SG cents)	**0.72**	0.56	28.6	**2.57**	2.75	(6.5)
Net cash/(debt)	**14,171**	(23,685)	n/m	**14,006**	(23,685)	n/m
Cash flow from operations	**8,591**	1,468	n/m	**29,283**	2,450	n/m
Capital expenditure	**1,393**	996	39.9	**3,256**	9,160	(64.5)
Dividend per share (SG cents)	-	-	-	**0.92**	0.72	27.8

Note:
P&L S$/US$ conversion rate: 1.72 (3Q04), 1.70 (9M04) and 1.75 (3Q03 & 9M03).

2. AUDIT

Third quarter 2004 figures have neither been audited nor reviewed by the Group's auditors.

3. ACCOUNTING POLICIES

The Group has applied the same accounting policies and methods of computation in the financial statements for the current financial period as those of the Group's most recently audited financial statements for the financial year ended 31 December 2003, except for the adoption of the following new and revised International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") in March 2004:

IFRS 3	Business Combinations
Revised IAS 36	Impairment of Assets
Revised IAS 38	Intangible Assets

In March 2004, IASB issued IFRS 3, revised IAS 36 and revised IAS 38. Accordingly, IAS 22 Business Combinations was withdrawn. IFRS 3 is effective for business combinations for which the agreement date is on or after 31 March 2004. The revised IAS 36 and revised IAS 38 are applicable to goodwill and intangible assets acquired in business combinations for which the agreement date is on or after 31 March 2004.

The adoption of IFRS 3, revised IAS 36 and revised IAS 38 resulted in a change in the accounting treatment for goodwill. IFRS 3 requires goodwill acquired in a business combination to be measured at cost less any accumulated impairment losses. Goodwill shall no longer be amortised. Instead, impairment is tested annually or more frequently if events or changes in circumstances indicate that the goodwill might be impaired. The replaced IAS 22 required

acquired goodwill to be systematically amortised over its useful life, and included a rebuttable presumption that its useful life could not exceed twenty years from initial recognition.

Had the new standards not been adopted, amortisation charge for the period ended 31 September 2004 and the full year ended 31 December 2004 would have been US$77,000 and US$150,000 respectively.

4. SUBSIDIARIES

After the completion of the acquisition of Great Lakes (Tianjin) Fresh Foods and Juice Company Ltd ("Great Lakes") on 9 July 2004, Great Lakes became a subsidiary of Del Monte Pacific Ltd to the extent of 89% ownership. The third quarter and year-to-date September results of Del Monte Pacific Ltd included Great Lakes' results.

5. GROUP SEGMENTAL REPORTING

By business segments

For the nine months ended 30 Sep 2004 In US$'000	**Processed Products**	**Beverages**	**Non-Processed Products**	**Consolidated**
Turnover	86,644	38,763	7,750	133,157
Profit from operations, representing segment result	11,440	8,094	32	19,566
Net foreign exchange gain (loss)	(124)	(87)	(2)	(213)
Profit before interest and taxation	11,316	8,007	30	19,353
Net interest expense	(852)	(572)	(11)	(1,435)
Profit before taxation	10,464	7,435	19	17,918
Taxation				(1,749)
Minority interest				4
Net profit attributable to shareholders				16,173
Segment assets	117,885	50,920	7,430	176,235
Unallocated assets				21,111
Consolidated total assets				197,346
Segment liabilities	23,031	6,737	1,075	30,843
Unallocated liabilities				20,652
Consolidated total liabilities				51,495
Capital expenditure	1,220	662	33	1,915
Depreciation	2,586	1,371	127	4,084
Amortisation	152	57	18	227
Non-cash expenses (net) other than depreciation and amortisation	1,620	812	20	2,452

For the nine months ended 30 Sep 2003 in US$'000	Processed Products	Beverages	Non-Processed Products	Consolidated
Turnover (Restated)	85,487	30,763	10,550	126,800
Profit from operations, representing segment result	12,675	5,278	667	18,620
Net foreign exchange gain	(252)	(107)	(6)	(365)
Profit before interest and taxation	12,423	5,171	661	18,255
Net interest expense	(469)	(201)	(16)	(686)
Profit before taxation	12,156	5,052	361	17,569
Taxation				(764)
Net profit attributable to shareholders				16,805
Segment assets	121,503	55,592	8,983	186,078
Unallocated assets				22,995
Consolidated total assets				209,073
Segment liabilities	20,924	5,998	811	27,733
Unallocated liabilities				44,719
Consolidated total liabilities				72,452
Capital expenditure	3,128	2,058	48	5,234
Depreciation	2,168	1,445	123	3,736
Amortisation	147	57	23	227
Non-cash expenses (net) other than depreciation and amortisation	600	(158)	(128)	314

By geographical segments

In US$'000	Turnover		Capital expenditure		Total assets	
	For the nine months ended 30 Sep				As at 30 Sep	
	2004	2003 (Restated)	2004	2003	2004	2003
Asia	**84,578**	79,893	**1,915**	5,234	**197,346**	209,073
Europe/North America	**48,579**	46,907	**-**	-	**-**	-
Total	**133,157**	126,800	**1,915**	5,234	**197,346**	209,073

6. QUARTERLY TURNOVER AND PBIT BREAKDOWN

In US$'000	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04
Turnover	35,061	*48,936	*42,803	*72,435	36,490	46,010	**50,657**
PBIT	4,987	9,287	3,981	14,966	6,266	8,013	**5,074**
Net profit attributable to shareholders	4,870	8,536	3,399	13,392	5,062	6,566	**4,545**

*Restated

7. INTERESTED PERSON TRANSACTIONS

The aggregate value of interested person transactions conducted pursuant to shareholders' mandate obtained in accordance with Chapter 9 of the Singapore Exchange's Listing Manual was as follows:

In US$'000	For the three months ended 30 Sep		For the nine months ended 30 Sep	
	2004	**2003**	**2004**	**2003**
Income				
Sales to Cirio Del Monte group	**9,274**	4,559	**21,071**	10,561
Sales to Macondray group	**535**	370	**1,764**	1,669
Financial income from Cirio Del Monte group	**-**	-	**40**	342
Sub-total	**9,809**	4,929	**22,875**	12,572
Expenses				
Purchases from Cirio Del Monte group	**-**	-	**286**	154
Purchases from Macondray group	**150**	303	**1,836**	1,990
Purchases from Waterloo Land and Livestock Co. Pty. Ltd. (WALLCO)	**2,344**	2,823	**4,627**	6,150
Financial expenses to Cirio Del Monte Group	**-**	-	**23**	-
Sub-total	**2,494**	3,126	**6,772**	8,294
Aggregate value	**12,303**	8,055	**29,647**	20,866

8. CONTINGENT LIABILITIES

The group is contingently liable with respect to lawsuits, tax assessments, and certain matters arising out of the normal course of business. Management believes that the resolution of these contingencies will not have a material effect on the results of operations or the financial condition of the group.

As at 30 September 2004, the group had outstanding letters of credit amounting to approximately US$0.6 million (2003: US$1.7 million).

A subsidiary, Del Monte Philippines Inc, has issued a corporate guarantee in favour of a bank for granting bank facilities totaling approximately US$11.0 million to another subsidiary, GTL Limited. As at year-end 2003 and 30 September 2004, GTL has not utilised the said bank facilities.

On 16 August 2004, Del Monte Philippines Inc, has issued a corporate guarantee in favour of a bank for granting bank facilities totaling approximately US$4.0 million to newly acquired subsidiary, Great Lakes. As at 30 September 2004, Great Lakes has utilised US$3.3 million of the bank facilities of which US$1.5 million was used to refinance existing loan at lower interest rate and the balance to finance capital expenditure and operating expenses.

9. ANNOUNCEMENT

On 20 September 2004, the Company announced the proposed acquisition of an integrated mango and food processing unit ("unit") of Carritt Moran & Company Private Limited, for an aggregate value of US$1.1 million, that will be financed entirely by internal cash reserves. The acquired assets include land, factory, production equipment and a library of recipes. The three-year old facility, located near Bangalore India, was developed to international standards for the purpose of contract manufacturing for a major food company in India. It is capable of producing mango and other fruit purees for export plus a broad range of food products including juices, sauces, ketchups, jams, chutneys and pickles. DMPL will guarantee loans of US$3 million for working capital and capital expenditure purposes. The transaction is subject to conditions of closing being met, with completion and payment expected to take place around year-end.

RISK MANAGEMENT

Group Assets

It is the Group's practice to assess annually with its insurance brokers the risk exposure relating to the assets of, and possible liabilities from, its operations. All insured assets are insured at current replacement values. Additions during the current year are automatically included with provision for inflation-protection. At the end of the financial year under review, all major risks were adequately covered, except where the premium costs were considered excessive in relation to the probability and extent of a loss.

Foreign Currency

In the normal course of business, the Group enters into transactions denominated in various foreign currencies. In addition, the Company and its subsidiaries maintain their respective books and accounts in their reporting currencies. As a result, the Group is subject to transaction and translation exposures resulting from currency exchange rate fluctuations. However, to minimise such foreign currency exposures, the Group may use forward exchange contracts, foreign currency borrowings and natural hedge. The Group has a natural hedge against US dollar fluctuations as our US dollar-denominated revenues generally exceed our US dollar-denominated costs. It is not the Group's policy to take speculative positions in foreign currencies.

Inflation

The Group's costs are affected by inflation, and its effects may continue to be felt in future periods. However, the Group has historically mitigated the impact of cost increases by actively controlling its overall cost structure and introducing productivity-enhancing measures.

Cash and Interest Rate Management

The Group's cash balances are placed with reputable global and major Philippine banks and financial institutions. They are also invested in short-term government securities. The Group manages its interest rate risk on its interest income by placing the cash balances with varying maturities and interest rate terms.

Credit Risk

The Group sells its products through major distributors and buyers in various geographical regions. Management has implemented a credit risk policy which includes, among others, the requirement of certain securities to be posted to secure prompt observance and performance of the obligations of its distributors and other buyers from time to time. The group monitors its outstanding trade receivables on an ongoing basis; however, there is no significant concentration of credit risk with any distributor or buyer.

International Business

The Group's overall earnings from its trading activities with international customers are primarily affected by movements in the worldwide consumption of and demand for pineapple products, and the prices for such products. However, the demand and supply risk associated with the Group's international business is minimised by the nature of its long-term supply agreements, five of which are with various Del Monte brand owners around the world. These contracts have various mechanisms with regard to pricing and off-take that help limit the downside risk of the Group's international business. In some cases, the Group is protected by the existence of price floors whereby the Group is able to recover its production costs. In other instances, the Group has the right of first refusal to supply additional quantities at prices no worse than those from alternative sources.

Operations

As an integrated producer of processed pineapple and mixed tropical fruit products for the world market, the Group's earnings are inevitably subject to certain risk factors, which include general economic and business conditions, change in business strategy or development plans, weather conditions, crop yields, raw material costs and availability, competition, market acceptance of new products, industry trends, and changes in government regulations, including, without limitation, environmental regulations.

The Group's exposure to these risks is managed through the following processes, among others:

- Development and execution of a realistic long-term strategic plan and annual operating plan
- Securing long-term land leases with staggered terms
- Increasing production and packaging capacity
- Pursuit of productivity-enhancing and efficiency-generating work practices and capital projects
- Focus on consumption-driven marketing strategies
- Continuous introduction of new products and line extensions with emphasis on innovation, quality, competitiveness and consumer appeal
- Increased penetration of high-growth distribution channels
- Building on closer working relationships with business partners
- Close monitoring of changes in legislation and government regulations affecting the Group's business

CORPORATE PROFILE

Listed on the Mainboard of the Singapore Exchange, Del Monte Pacific Limited (Bloomberg: DELM SP/ Reuters: DMPL.SI) is a group of companies engaged in the production, marketing and distribution of premium-branded food and beverage products.

The Group owns the Del Monte brand in the Philippines, where it enjoys leading market shares for pineapple juice, juice drinks, pineapple solids, mixed fruits, tomato sauce, spaghetti sauce and tomato ketchup, and also markets products under its second-tier brand, Today's. Del Monte Pacific also holds the exclusive rights to produce and distribute food and beverage products under the Del Monte brand in the Indian sub-continent.

Del Monte Pacific also owns 89% of Great Lakes Fresh Foods and Juice Company Ltd, a premium fruit juice producer in China, which sells juices under the Great Lakes, Ming Lang and Rougement brands.

Operating one of the world's largest fully integrated pineapple operations, the Group is the global low-cost producer of pineapple and has long-term supply agreements with Del Monte trademark owners and licensees around the world.

Del Monte Pacific Limited and its subsidiaries (the "Company" or "Group") are not affiliates of Del Monte Corporation and its parent, Del Monte Foods Company, or Fresh Del Monte Produce, Inc. and its subsidiaries, or Kikkoman Corporation and its subsidiaries, including Del Monte Asia Pte Ltd.

Further information on the Company is available at www.delmontepacific.com

To subscribe to our email alerts, please send a request to invest@delmontepacific.com

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Name of Announcer *	DEL MONTE PACIFIC LIMITED
Company Registration No.	199902222E
Announcement submitted on behalf of	DEL MONTE PACIFIC LIMITED
Announcement is submitted with respect to *	DEL MONTE PACIFIC LIMITED
Announcement is submitted by *	YVONNE CHOO
Designation *	CORPORATE SECRETARY
Date & Time of Broadcast	10-Nov-2004 17:27:33
Announcement No.	00065

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Announcement Title * | DEL MONTE PACIFIC 3Q RESULTS PRESENTATION

Description

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Del Monte
Quality

Del Monte Pacific Limited

3Q 2004 Results
10 November 2004


Fresh Cut
CHUNKS
Mango Delight
FOUR SEASONS
Fiesta
FRUIT COCKTAIL
Fiesta
FRUIT COCKTAIL
Fiesta
FRUIT COCKTAIL
KETCHUP
SPAGHETTI SAUCE
TOMATO SAUCE


Del Monte
Quality

Agenda

- 3Q 2004 Financials
- 9M 2004 Financials
- Outlook for 2004
- Appendix


Del Monte
Quality

Third Quarter 2004

In US$m	3Q 2003*	**3Q 2004**	Change
Turnover	42.8	**50.7**	↑ **18%**
EBITDA	5.7	**6.8**	↑ **20%**
PBIT	4.0	**5.1**	↑ **28%**
Net Profit	3.4	**4.5**	↑ **34%**
EPS (US cents)	0.32	**0.42**	↑ **34%**
Operating Cash Flow	0.8	**5.0**	↑ **n/m**
Net Cash/(Debt)	(13.5)	**8.2**	↑ **n/m**

* Restated due to change in definition of mass displays and reclassification ofc ertain depreciation items between costo f sales and operating expense. Please refer to the Management Discussion and Analysis Report page 4.


Del Monte
Quality

Margins

Better margins largely due to strong volume and pricing in Europe and the Philippines, favourable currency conversion effect and lower net financial expenses

% Margin

	3Q03	3Q04
Gross Profit	22.0	25.0
PBIT	9.3	10.0
Net Profit	7.9	9.0


Del Monte
Quality

PBIT Variance Analysis

In US$m


Delayed marketing spending in the Philippines
Unfavourable IAS 41 adjustment and higher inventory provisions
3Q03
3Q04
4.0
+3.3
-0.4
-1.9
5.0
PBIT
Gross Profit
Dist. & Selling Exp.
Other Operating Exp.
PBIT


Del Monte
Quality

Market Analysis


Asia
Europe/
N America

3Q04 Turnover


61%
39%
+25%
+9%

9M04 Turnover


64%
36%
+6%
+4%

3Q04 PBIT


59%
41%
+61%
-2%

9M04 PBIT


66%
34%
+28%
-21%


Del Monte
Quality

Product Analysis


Processed products
Beverages
Non-processed

3Q04 Turnover


+13%
62%
32%
6%
+47%
-24%

9M04 Turnover


+1%
65%
29%
6%
+26%
-27%

3Q04 PBIT


+16%
47%
57%
-4%
+75%
n/m

9M04 PBIT


-9%
58%
41%
1%
+55%
-96%


Del Monte
Quality

Capex

- Higher 3Q capex due to upgrades and reconditioning of equipment, new computer software and hardware, service vehicles, etc.
- But significantly lower for 9M with major capex already completed


US$m
16
12
8
4
0
6.5
11.1
14.9
10.3
7.6
3.1
3.4
3.7
4.4
5.2
0.6
0.8
5.2
1.9
3.7
4.1
1999
2000
2001
2002
2003
3Q03
3Q04
9M03
9M04
Capex
Depreciation



Cash Flow Variance Analysis


In US$m
2Q04
Net Cash
+17.1
+7.4
-2.3
-7.4
-0.8
-5.8
3Q04
Net Cash
+8.2
Operation
Working Capital
Great Lakes acquisition
Capex
Dividend


Del Monte
Quality

Events for the Quarter

- Awarded by the Securities Investors Association Singapore as a Runner Up for "The Most Transparent Company Award" Non-Electronics Manufacturing Category, among 25 companies

- Proposed acquisition of an integrated mango and food processing unit in India. Closing expected by year-end.


Del Monte
Quality

Great Lakes Updates

- For the quarter, Great Lakes generated US$2.1 million in sales but no contribution to Group PBIT

- Initial focus:
  - strengthening financial controls
  - equipping the factory for the export marketing
  - developing marketing programs for local brand development

- As stated earlier, not expected to have a material impact in the short-to-medium term


Del Monte
Quality

Nine Months 2004

In US$m	9M03*	9M04	Change
Turnover	126.8	**133.2**	↑ **5%**
EBITDA	22.6	**23.9**	↑ **6%**
PBIT	18.3	**19.4**	↑ **6%**
Net Profit	16.8	**16.2**	↓ **4%**
EPS (US cents)	1.57	**1.51**	↓ **4%**
Dividend Per Share (US cents)	0.41	**0.54**	↑ **32%**
Operating Cash Flow	1.40	**17.2**	↑ **n/m**
Net Cash/(Debt)	(13.5)	**8.2**	↑ **n/m**

* Restated due to change in definition of mass displays and reclassification of certain depreciation items between cost of sales and operating expense. Please refer to the Management Discussion and Analysis Report page 4.


Del Monte
Quality

Outlook for 2004

4Q results expected to be lower than prior year quarter:

- Continued low pricing in the US
- Less favourable product mix in Europe
- Higher product and packaging costs
- Delayed Philippine marketing expenses to be spent
- Positive currency conversion effects seen in 3Q will be muted in 4Q

Overall, full year financial performance forecast to be lower than that in 2003

Adverse operating conditions expected to persist into next year


Del Monte
Quality

Appendix


Del Monte
Quality

Third Quarter 2004 (S$)

In S$m	3Q 2003*	**3Q 2004**	Change
Turnover	74.9	**87.1**	↑ **16%**
EBITDA	10.0	**11.7**	↑ **18%**
PBIT	7.0	**8.7**	↑ **25%**
Net Profit	5.9	**7.8**	↑ **31%**
EPS (SG cents)	0.56	**0.72**	↑ **29%**
Operating Cash Flow	1.5	**8.6**	↑ **n/m**
Net Cash/(Debt)	(23.7)	**14.2**	↑ **n/m**
S$: US$	1.75	**1.72**	↑ **2%**

* Restated due to change in definition of mass displays and reclassification of certain depreciation items between cost of sales and operating expense. Please refer to the Management Discussion and Analysis Report page 4.


Del Monte
Quality

Nine Months 2004 (S$)

In S$m	9M03*	9M04	Change
Turnover	221.9	**226.4**	↑ **2%**
EBITDA	39.5	**40.6**	↑ **3%**
PBIT	31.9	**32.9**	↑ **3%**
Net Profit	29.4	**27.5**	↓ **7%**
EPS (SG cents)	2.75	**2.51**	↓ **7%**
Dividend Per Share (SG cents)	0.72	**0.92**	↑ **28%**
Operating Cash Flow	2.5	**29.3**	↑ **n/m**
Net Cash/(Debt)	(23.7)	**14.0**	↑ **n/m**
S$: US$ for P&L	1.75	**1.70**	↑ **3%**

* Restated due to change in definition of mass displays and reclassification of certain depreciation items between cost of sales and operating expense. Please refer to the Management Discussion and Analysis Report page 4.



Share Price Performance



Base = 100
DMPL Share Price Index
Straits Times Index
115
110
105
100
95
90
85
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04

Del Monte Pacific Share Price and Volume



Volume (in m shares)
Share Price (S$)
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00

SEC. NO. 82-5068

Miscellaneous

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Name of Announcer *	DEL MONTE PACIFIC LIMITED
Company Registration No.	Not applicable
Announcement submitted on behalf of	DEL MONTE PACIFIC LIMITED
Announcement is submitted with respect to *	DEL MONTE PACIFIC LIMITED
Announcement is submitted by *	YVONNE CHOO
Designation *	CORPORATE SECRETARY
Date & Time of Broadcast	26-Nov-2004 17:53:58
Announcement No.	00053

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Announcement Title * DEL MONTE PACIFIC COMMENTS ON PRESS REPORT

Description

Singapore, 26 November 2004 - The Directors of Del Monte Pacific Limited ("DMPL") would like to refer to the article titled "SMC to submit 'conditional' bid for 40% stake in Del Monte" which appeared in the Philippine Daily Inquirer on Tuesday 23 November 2004. In this article, it was stated that DMPL allegedly owes substantial back taxes to the Philippine government.

The Board of DMPL would like to advise that the Company conducts its business in compliance with applicable tax laws and regulations. Its group of companies are current on all tax payments and do not have any outstanding back taxes.

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Announcement

Del Monte Pacific Comments on Press Report

Singapore, 26 November 2004 - The Directors of Del Monte Pacific Ltd ("DMPL") would like to refer to the article titled "SMC to submit 'conditional' bid for 40% stake in Del Monte" which appeared in the Philippine Daily Inquirer on Tuesday 23 November 2004. In this article, it was stated that DMPL allegedly owes substantial back taxes to the Philippine government.

The Board of DMPL would like to advise that the Company conducts its business in compliance with applicable tax laws and regulations. Its group of companies are current on all tax payments and do not have any outstanding back taxes.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	DEL MONTE PACIFIC LIMITED
Company Registration No.	N.A.
Announcement submitted on behalf of	DEL MONTE PACIFIC LIMITED
Announcement is submitted with respect to *	DEL MONTE PACIFIC LIMITED
Announcement is submitted by *	YVONNE GOH
Designation *	CORPORATE SECRETARY
Date & Time of Broadcast	07-Dec-2004 17:59:13
Announcement No.	00076

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Announcement Title * | Cirio Announcement

Description

This announcement is made by the Commissioners of the Cirio Extraordinary Administration Process.

The Commissioners of the Cirio Extraordinary Administration Process refer to its announcements made on 6 March 2004 and 6 August 2004 relating to the proposed disposal of 39.9% shareholding interest in Del Monte Pacific Limited ("DMPL") held by Cirio Finanziaria S.p.A. ("Cirio") under Extraordinary Administration, by way of an auction process.

By way of an update, the Commissioners of Cirio are in advanced discussions with three shortlisted bidders. Further negotiations are presently taking place. The Commissioners may, if the terms are acceptable, select one of these bidders and proceed to enter into a sale and purchase agreement for the disposal.

MCI Inc., a 22% shareholder of DMPL, has a pre-emptive right over approximately 29% of Cirio's shareholding and has the right within a time period to match any final offer that Cirio receives and accepts for its shares.

However, shareholders should be aware that there is no assurance that a definitive agreement will be signed with any party and there is no certainty that a general offer for DMPL will take place.

Shareholders are therefore advised to exercise caution when trading in their shares.

This announcement appears for information purposes only and is intented to keep shareholders of DMPL informed of the auction process being conducted as part of the Cirio Extraordinary Administration Process. Where appropriate, further announcements to update the shareholders of DMPL will be made.

Neither DMPL nor its board have been involved in the preparation of this announcement nor take any responsibility for its contents.

For and on behalf of
The Commissioners of the
Cirio Extraordinary Administration Process
7 December 2004

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SEC. NO. 82-5068

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	DEL MONTE PACIFIC LIMITED
Company Registration No.	N.A.
Announcement submitted on behalf of	DEL MONTE PACIFIC LIMITED
Announcement is submitted with respect to *	DEL MONTE PACIFIC LIMITED
Announcement is submitted by *	YVONNE GOH
Designation *	CORPORATE SECRETARY
Date & Time of Broadcast	20-Jan-2005 18:19:52
Announcement No.	00073

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Announcement Title * Cirio Announcement

Description

This announcement is made by the Commissioners of Cirio Finanziara S.p.A under Extraordinary Administration ("Cirio").

The Commissioners refer to their announcements made on 6 March 2004, 6 August 2004 and 7 December 2004 relating to the proposed disposal of the 39.9% shareholding interest in Del Monte Pacific Limited ("DMPL") indirectly held by Cirio, by way of an auction process under the authority of the Ministry of Trade & Industry of Italy (the "Disposal Process").

By way of an update, the Commissioners of Cirio announce that the Ministry of Trade & Industry in Italy authorised them to accept the offer filed in the Disposal Process by Basic Holdings Corporation, a company controlled by Mr Lucio Tan of the Philippines and, accordingly, to negotiate and enter into a definitive agreement in relation thereto. However, shareholders should be aware that the definitive agreement has not yet been signed and there is no certainty that a mandatory general offer for DMPL will take place. Even if definitive agreement is signed, there is also no certainty that a mandatory general offer for DMPL will take place.

Shareholders are therefore advised to exercise caution when trading in their shares.

This announcement appears for information purposes only and is intended to keep shareholders of DMPL informed of the Disposal Process. Where appropriate, further announcements to update the shareholders of DMPL will be made.

Neither DMPL nor its board have been involved in the preparation of this announcement nor take any responsibility for its contents.

For and on behalf of
The Commissioners of the
Cirio Extraordinary Administration Process
20 January 2005

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Announcement of Acquisitions and Realisations of Assets

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Name of Announcer *	DEL MONTE PACIFIC LIMITED
Company Registration No.	N.A.
Announcement submitted on behalf of	DEL MONTE PACIFIC LIMITED
Announcement is submitted with respect to *	DEL MONTE PACIFIC LIMITED
Announcement is submitted by *	YVONNE GOH
Designation *	CORPORATE SECRETARY
Date & Time of Broadcast	20-Jan-2005 23:13:51
Announcement No.	00105

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Description

DEL MONTE PACIFIC COMPLETES ACQUISITION OF PROCESSING UNIT IN INDIA

Further to the announcement made by Del Monte Pacific Limited ("DMPL" or the "Company") on 20 September 2004, "Del Monte Pacific to Acquire an Integrated Mango and Food Processing Unit in India", the Company today announced the completion of the acquisition, through its wholly-owned Indian subsidiary, Del Monte Foods India Private Limited, for an aggregate consideration of US$1.1 million.

As DMPL's Chairman, Tony Chew, had earlier pointed out, this move further builds upon the Company's three-pronged strategy of harnessing the potential of the key agro and consumer economies in the world – China, the world's largest producer of processed apples, India, the world's largest producer of processed mangoes and Del Monte's base in the Philippines, the world's second largest producer of processed pineapples.

This acquisition is not expected to have a material impact on the Company's net profit in the short to medium term.

In July 2004, the Company acquired Great Lakes Fresh Foods and Juice Company Ltd, a premium fruit juice producer in China.

By Order of the Board
DEL MONTE PACIFIC LIMITED

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